UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

601 Brickell Key Drive
Suite 700
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.
Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-282421) and Form F-3 (File No. 333-286813), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024
99.2	Management’s Discussion and Analysis for the period ended March 31, 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: May 14, 2025